April 29, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II

Post-Effective Amendment No. 9 to Registration Statement on Form N-2 (File No. 333-213716)

Dear Ms. Miller:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below is the Company’s responses to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone conversations on April 26, 2019, regarding the Company’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-213716) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on March 12, 2019.

Response: The Company acknowledges the Staff’s comment regarding the calculation of the Company’s asset coverage ratio. The Company represents to the Staff that it will calculate its asset coverage ratio in accordance with the provisions of Section 18 of the Investment Company Act of 1940, as amended.

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Do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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